 China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower, Shennan Road
Futian District, Shenzhen
People’s Republic of China 518034

May 11, 2007

VIA EDGAR - Form AW

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	China Security & Surveillance Technology, Inc.
Request to Withdraw Post-Effective Amendment No. 1 to S-1 filed May 7, 2007 (File No. 333-138166)

Ladies and Gentlemen:

China Security & Surveillance Technology, Inc., a Delaware corporation (the “Registrant”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, the withdrawal of the Post-Effective Amendment to the Registration Statement on Form S-1 (“Post-Effective Amendment) filed on May 7, 2007 (File No. 333-138166). The filing was miscoded in EDGAR as an “S-1/A” instead of the proper coding of a “POS AM”.

None of the Registrant’s securities were sold pursuant to the Post-Effective Amendment.

Sincerely,

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

By: /s/ Guoshen Tu
CEO and President